SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 5)
PETER KIEWIT SONS’, INC.
(Name of Subject Company)
PETER KIEWIT SONS’, INC.
(Names of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)
Tobin A. Schropp
Peter Kiewit Sons’, Inc.
Kiewit Plaza
Omaha, NE 68131
Telephone: (402) 342-2052
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
Telephone: (650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,563,674,388.02	$48,004.80

*	The transaction valuation was estimated calculated by (i) the number of the outstanding shares of common stock of Peter Kiewit Sons’, Inc. (19,800,866 shares) to be acquired multiplied by (ii) the most recently calculated book value of the common stock ($78.97) per share, determined as of September 30, 2007 with respect to both the book value of the common stock and number of outstanding shares of common stock.

**	The amount of the filing fee, calculated pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$48,004.08

Filing party:	Peter Kiewit Sons’, Inc.

Form or Registration No.	Schedule TO-I & Schedule TO-I/A

Date Filed:	October 11, 2007 & November 28, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 5 (“Amendment No. 5”) filed under cover of Schedule TO amends and supplements the Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (“Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on October 11, 2007, by Peter Kiewit Sons’, Inc., a Delaware corporation (the “Company”), as previously amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on October 23, 2007, Amendment No. 2 (“Amendment No. 2”) filed with the SEC on November 14, 2007, Amendment No. 3 (“Amendment No. 3”) filed with the SEC on November 21, 2007 and Amendment No. 4 (“Amendment No. 4”) filed with the SEC on November 28, 2007, in connection with an issuer tender offer by the Company to exchange all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company for interests in the proposed Peter Kiewit Sons’, Inc. Employee Ownership Plan (the “Plan”) in connection with a proposed going-private transaction.
     The Schedule TO relates to the Offer to Exchange Outstanding Shares of Stock of Peter Kiewit Sons’, Inc. Held by Employees of Peter Kiewit Sons’, Inc. and its Subsidiaries for Interests in the Peter Kiewit Sons’ Inc. Employee Ownership Plan (the “Offer to Exchange”), a copy of which was previously filed with the SEC by the Company on October 23, 2007 as Annex D to the Company’s Definitive Proxy Statement on Schedule 14(a) (the “Definitive Proxy”). The terms and conditions of the offer are described in the Offer to Exchange, as amended and supplemented by the first supplement to the Offer to Exchange (the “First Offer Supplement”) filed with the SEC as additional definitive materials on November 14, 2007 and as Annex A to the first supplement to the Definitive Proxy (“First Proxy Supplement”). The proposed Plan was filed with the SEC on October 23, 2007 as Annex B to the Definitive Proxy. A revised proposed Plan (“Revised Plan”) is being filed concurrently with the SEC as Annex B to the second supplement to the Definitive Proxy Statement (“Second Proxy Supplement”).
     This Amendment No. 5 amends and restates the disclosure set forth on the Schedule TO as amended prior to the date hereof. This Amendment No. 5 is filed in connection with the extension of the Offer and the revisions of the Plan, which are discussed in the Second Proxy Supplement and the second supplement to the Offer to Exchange (“Second Offer Supplement”), which is being filed concurrently with the SEC as Annex A to the Second Proxy Supplement. Each item below is restated to reflect the Company’s current disclosure.
Item 1. Summary Term Sheet.
     The information set forth under Caption 1 (“Summary Term Sheet”) in the First Proxy Supplement and the entire text of the Second Proxy Supplement is incorporated herein by reference.
Item 2. Subject Company Information.
a)	The name of the issuer is Peter Kiewit Sons’, Inc., a Delaware corporation, and the address of its principal executive office is Kiewit Plaza, Omaha, Nebraska 68131. The telephone number of its principal executive office is (402) 342-2052.

b)	As of October 11, 2007, there were 19,800,866 outstanding shares of the Common Stock.

c)	The information set forth under “Special Factors—Purpose of the Proposals” in the Definitive Proxy and under “Price Range of a Single Share of Stock” in the Offer to Exchange is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
a)	The Company is the filing person. The Company’s address and telephone number are set forth in Item 2(a) of this Schedule TO.
     The information set forth in the Offer to Exchange under “Information Concerning the Company” is incorporated herein by reference.
Item 4. Terms of the Transaction.

a)	The information set forth under “Accounting Consequences of the Transaction” in the Definitive Proxy, under Caption 1 (“Summary Term Sheet”) of the First Proxy Supplement, the entire text of the Second Proxy Supplement, the entire text of the Second Offer Supplement and the following sections of the Offer to Exchange contain a description of the material terms of the proposed transaction and is incorporated herein by reference:
“Introduction;”
“The Offer—Plan Interests; Expiration Date;”
“The Offer—Purpose of the Offer;”
“The Offer—Procedures for Tendering Shares of Stock”
“The Offer—Withdrawal Rights;”
“The Offer—Acceptance of Shares of Stock for Exchange and Issuance of Plan Interests;”
“The Offer—Conditions of the Offer;”
“The Offer—Source and Amount of Consideration; Terms of Plan Interests;”
“The Offer—Status of Shares of Stock Acquired by Us in the Offer; Accounting Consequences of the Offer;”
“The Offer—Extension of Offer; Termination; Amendment;”
     The information set forth under Captions 1 (“Prompt Delivery”), 2 (“Conditions of the Offer—Right to Terminate”), 3 (“Conditions of the Offer—Waiver of Conditions”), 4 (“Conditions of the Offer—Determination of the Company”) and 5 (“Material U.S. Federal Income Tax Consequences” in the First Offer Supplement is incorporated herein by reference.
     The information set forth under Caption 3 (“Certain Information about the Company”), under Caption 7 (“Material U.S. Federal Income Tax Consequences”) and under Caption 8 (“Material Canadian Federal Income Tax Consequences”) in the First Proxy Supplement is incorporated herein by reference.
b)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transaction” in the Definitive Proxy, under “Interest of the Executive Officers and Directors” in the Second Proxy Supplement, under Caption 6 (“Interests of Directors and Executive Officers in the Transaction”) in the First Proxy Supplement and the entire text of the Second Offer Supplement is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
e)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transaction” in the Definitive Proxy, under “Interest of the Executive Officers and Directors” in the Second Proxy Supplement and under Caption 6 (“Interests of Directors and Executive Officers in the Transaction”) in the First Proxy Supplement is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
a)	The information set forth under “Summary Term Sheet,” “Introduction” and “Purpose of the Offer” in the Offer to Exchange, under “Special Factors—Purpose of the Proposals,” “Special Factors—Recommendation of the Board” and “Recommendations of the Board” in the Definitive Proxy and under “The Purpose of the Transaction” in the Second Proxy Supplement is incorporated herein by reference.

b)	The information set forth under Article VIII in the Revised Plan and under “The Offer—Acceptance of Shares of for Exchange and Grant of Plan Interests,” “The Offer—Source and Amount of Consideration; Terms of Plan Interests” and “The Offer—Status of Shares of Acquired by Us in the Offer; Accounting Consequences of the Offer” in the Offer to Exchange and the entire text of the Second Offer Supplement is incorporated herein by reference.

c)	The information set forth under “The Offer—Purpose of the Offer” in the Offer to Exchange and under “Special Factors—Conduct of Business after the Amendment to the Certificate and Exchange” and “Special Factors—No Other Transactions” in the Definitive Proxy is incorporated herein by reference.
Item 7. Sources and Amount of Funds or Other Consideration.
a)	The information set forth under “Special Factors—Sources of Funds; Financing of the Transaction” in the Definitive Proxy and under “The Offer—Source and Amount of Consideration; Terms of Plan Interests” in the Offer to Exchange is incorporated herein by reference.

b)	The information set forth under “Special Factors—Sources of Funds; Financing of the Transaction” in the Definitive Proxy and under “The Offer—Source and Amount of Consideration; Terms of Plan Interests” in the Offer to Exchange is incorporated herein by reference.

d)	The information set forth under “Special Factors—Sources of Funds; Financing of the Transaction” in the Definitive Proxy is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
a)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transactions” in the Definitive Proxy, under Caption 6 (“Interests of Directors and Executive Officers in the Transaction”) in the First Proxy Supplement and under “Security Ownership of Certain Beneficial Owners and Management” in the Company’s Definitive Proxy Statement on Schedule 14(a) filed with the SEC on March 15, 2007 is incorporated herein by reference.

b)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transactions” in the Definitive Proxy and under Caption 6 (“Interests of Directors and Executive Officers in the Transaction”) in the First Proxy Supplement is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
a)	The information set forth under “Other Matters—Persons Retained” in the Definitive Proxy is incorporated herein by reference.
Item 10. Financial Statements.
     The recent audited financial statements and other supplementary information under Item 8 of the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2007 and as attached as Annex C to the Definitive Proxy are incorporated herein by reference. The financial statements under Item 1 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2007 and as attached as Annex C to the Definitive Proxy are incorporated herein by reference.
     The Company’s management’s discussion and analysis of the Company’s financial condition and the results of the Company’s operations under Item 7 of the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2007 and as attached as Annex C to the Definitive Proxy is incorporated herein by reference. The Company’s management’s discussion and analysis of the Company’s financial condition and the results of the Company’s operations under Item 2 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2007 and as attached as Annex C to the Definitive Proxy is incorporated herein by reference.
     The information set forth under Item 9 of the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2007 and as attached as Annex C to the Definitive Proxy is incorporated herein by reference. The information set forth under Item 3 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2007 and as attached as Annex C to the Definitive Proxy is incorporated herein by reference.
     The discussion of quantitative and qualitative disclosures about market risk under Item 7A of the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2007 and as attached as Annex C to the Definitive Proxy is incorporated herein by reference.
     The information set forth under “Financial Information About the Company—Selected Financial Information” in the Definitive Proxy is incorporated herein by reference.
Item 11. Additional Information.
a)	The information set forth under “Special Factors—Legal Matters and Regulatory Approval” in the Definitive Proxy and under “The Offer—Legal Matters; Regulatory Approvals” in the Offer to Exchange is incorporated herein by reference.

b)	The information set forth in the Forms of Cover Letters to Shareholders and Letter of Transmittal, copies of which were filed previously as Exhibits (a)(1)(B) and (a)(1)(C) to the Schedule TO, respectively, and is incorporated herein by reference. The information set forth in the Offer to Exchange, the Definitive Proxy, the Revised Plan, the First Proxy Supplement, the Second Proxy Supplement, the First Offer Supplement and the Second Offer Supplement is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, filed with the SEC on September 21, 2007 as Annex D to the Company’s Preliminary Proxy Statement on Schedule 14A and incorporated herein by reference.*
(a)(1)(A)(i)	First Offer Supplement, filed concurrently with Amendment No. 2 with the SEC as Annex A to the Proxy Supplement and incorporated herein by reference.*
(a)(1)(A)(ii)	Second Offer Supplement, filed concurrently with this Amendment No. 5 with the SEC as Annex A to the Second Proxy Supplement and incorporated herein by reference.**
(a)(1)(B)	Forms of Cover Letters to Shareholders, filed with the SEC on October 11, 2007.*
(a)(1)(C)	Letter of Transmittal, filed with the SEC on October 11, 2007.*
(a)(1)(C)(i)	Letter of Transmittal, filed with the SEC on October 23, 2007.*
(a)(1)(D)	Preliminary Proxy Statement on Schedule 14A, filed with the SEC on September 21, 2007 and incorporated herein by reference.*
(a)(1)(E)
Peter Kiewit Sons’, Inc. Employee Ownership Plan, filed with the SEC on September 21, 2007 as Annex B to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.*

(a)(1)(E)(i)	Revised Plan, filed with the SEC concurrently as Annex B to the Second Proxy Statement and incorporated herein by reference.**
(a)(1)(F)	Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 15, 2007 and incorporated herein by reference.*
(a)(1)(G)	Definitive Proxy Statement on Schedule 14A, filed with the SEC concurrently with Amendment No. 1 on October 23, 2007 and incorporated herein by reference.*
(a)(1)(G)(i)	First Proxy Supplement, filed concurrently with Amendment No. 2 with the SEC on November 21, 2007 and incorporated herein by reference.*
(a)(1)(G)(ii)	Second Proxy Supplement, filed concurrent with this Amendment No. 5 with the SEC and incorporated herein by reference.**
(a)(1)(H)
Offer to Exchange, filed with the SEC concurrently with Amendment No. 1 on October 23, 2007 as Annex D to the Company’s Definitive Proxy Statement on Schedule 14A and incorporated herein by reference.*

(a)(2)(A)	Transcript of a Video Message by the Chairman of the Board of Directors of the Company addressed to the Stockholders on October 23, 2007.*
(a)(2)(B)
Text of an E-Mail Message Sent to Stockholders of the Company on October 23, 2007 Containing a Web Link to View On-Line the Video Message from the Chairman of the Board of Directors, as Transcribed in Exhibit (a)(2)(A).*

(a)(5)(A)	Director & Executive Officer Biographies, filed with the SEC on September 21, 2007 as Annex E to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.*
(a)(5)(B)
Letter from the Chairman of the Board of Directors of the Company to the Stockholders to be delivered to the Stockholders with the Proxy Supplement on or about November 21, 2007, filed with the SEC on November 14, 2007.*

(a)(5)(C)
Letter from the Chairman of the Board of Directors of the Company to the Stockholders to be delivered to the Stockholders with the Proxy Supplement on or about November 21, 2007, filed with the SEC on November 21, 2007.*

(a)(5)(D)	Press Release, filed with the SEC on Amendment No. 4 and dated November 28, 2007.*
(b)	Not applicable.
(d)(1)(A)	Form of Stock Repurchase Agreement for Employee Stockholders, incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 as filed with the SEC on August 4, 2003.*
(g)	Not applicable.
(h)(1)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, dated October 11, 2007.*
(h)(2)	Tax Opinion of Blake, Cassels & Graydon LLP, dated October 11, 2007.*

*	Filed previously.

**	Filed concurrently.
Item 13. Information Required by Schedule 13E-3.
Schedule 13E-3, Item 2. Subject Company Information.
d)	The information set forth under “Dividends, Prior Public Offerings and Prior Common Stock Purchases” in the Definitive Proxy is incorporated herein by reference.

e)	The information set forth under “Dividends, Prior Public Offerings and Prior Common Stock Purchases” in the Definitive Proxy is incorporated herein by reference.

f)	The information set forth under “Dividends, Prior Public Offerings and Prior Common Stock Purchases” in the Definitive Proxy is incorporated herein by reference.
Schedule 13E-3, Item 3. Identity and Background of Filing Person.
b)	Not applicable.

c)	The information set forth under “Director & Executive Officers Biographies” in Annex E to the Definitive Proxy Statement is incorporated herein by reference.
Schedule 13E-3, Item 4. Terms of the Transaction.
c)	The information set forth under “Special Factors—How Stockholders’ Rights and Information will Change” and “Treatment of Stockholders who Refuse the Offer to Exchange” in the Definitive Proxy, under “The Offer—Plan Interest; Expiration Date” in the Offer to Exchange, the entire text of Article V of the Revised Plan, the entire text of the Second Proxy Supplement and the entire text of the Second Offer Supplement is incorporated herein by reference.

d)	The information set forth under “Special Factors—No Appraisal Rights; Dissenter’s Rights” in the Definitive Proxy is incorporated herein by reference.

e)	No provisions have been made to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

f)	Not applicable.
Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreement.
a)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transaction” in the Definitive Proxy and under Caption 6 (“Interests of Directors and Executive Officers in the Transaction”) in the First Proxy Supplement is incorporated herein by reference.

b)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transaction” in the Definitive Proxy and under Caption 6 (“Interests of Directors and Executive Officers in the Transaction”) in the First Proxy Supplement is incorporated herein by reference.

c)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transaction” in the Definitive Proxy and under Caption 6 (“Interests of Directors and Executive Officers in the Transaction”) in the First Proxy Supplement is incorporated herein by reference.
Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.
a)	The information set forth under “Special Factors—Purpose of the Proposals” in the Definitive Proxy, under “The Offer—Purpose of the Offer” in the Offer to Exchange, under “The Purpose of the Transaction” in the Second Proxy Supplement and the entire text of the Second Offer Supplement is incorporated herein by reference.

b)	The information set forth under Caption 4 (“Board Deliberations and Background on the Amendments and Offer to Exchange”) in the First Proxy Supplement is incorporated herein by reference.

c)	The information set forth under Caption 4 (“Board Deliberations and Background on the Amendments and Offer to Exchange”) in the First Proxy Supplement and under “The Purpose of the Transaction” in the Second Proxy Supplement is incorporated by reference.

d)	The information set forth under “Special Factors—Purpose of the Proposals,” “Special Factors—How Stockholders Rights and Information will Change,” “Special Factors—Effect of the Approval and Consummation of Proposed Transaction on Peter Kiewit Sons’, Inc.” and “Special Factors—Conduct of Peter Sons’, Inc. Business After the Amendments and Exchange” in the Definitive Proxy, under Caption 5 (“Fairness of the Proposals to Stockholders”), Caption 7 (“Material U.S. Federal Income Tax Consequences”) and Caption 8 (“Material Canadian Federal Income Tax Consequences”) in the First Proxy Supplement and the entire text of the Second Proxy Supplement is incorporated herein by reference.
Schedule 13E-3, Item 8. Fairness of the Transaction.
a)	The information set forth under Caption 5 (“Fairness of the Proposals to Stockholders”) in the First Proxy Supplement and under “Fairness” in the Second Proxy Supplement is incorporated herein by reference.

b)	The information set forth under Caption 5 (“Fairness of the Proposals to Stockholders”) in the First Proxy Supplement and under “Fairness” in the Second Proxy Supplement is incorporated herein by reference.

c)	The information set forth under Caption 5 (“Fairness of the Proposals to Stockholders”) in the First Proxy Supplement is incorporated herein by reference.

d)	The information set forth under Caption 5 (“Fairness of the Proposals to Stockholders”) in the First Proxy Supplement is incorporated herein by reference.

e)	The information set forth under “Special Factors—Recommendation of the Board” in the Definitive Proxy and under “Recommendation of the Board” in the Second Proxy Supplement is incorporated herein by reference.

f)	The information set forth under “Special Factors—No Other Transactions” in the Definitive Proxy is incorporated herein by reference.
Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.
a)	The information set forth under Caption 5 (“Fairness of the Proposals to Stockholders”) in the First Proxy Supplement is incorporated herein by reference.

b)	The information set forth under Caption 5 (“Fairness of the Proposals to Stockholders”) in the First Proxy Supplement is incorporated herein by reference.

c)	Not applicable.
Schedule 13E-3, Item 10. Source and Amounts of Funds or Other Consideration.
c)	The information set forth under “Special Factors—Cost of Exchange” in the Definitive Proxy and under “The Offer—Fees and Expenses” in the Offer to Exchange are incorporated herein by reference.
Schedule 13E-3, Item 12. The Solicitation or Recommendation.
d)	The information set forth under “Special Factors—Purpose of the Proposals,” “Special Factors—Recommendation of the Board,” Special Factors—Interests of Directors and Executive Officers in the Transaction,” “Recommendation of the Board” and “Where You Can Find More Information” in the Definitive Proxy, under Caption 6 (“Interests of Directors and Executive Officers in the Transaction”) in the First Proxy Supplement and under “Interest of the Executive Officers and Directors” in the Second Proxy Supplement is incorporated herein by reference.

e)	The information set forth under “Special Factors—Recommendation of the Board” and “Recommendation of the Board” in the Definitive Proxy and under “Recommendation of the Board” in the Second Proxy Supplement are incorporated herein by reference.
Schedule 13E-3, Item 13. Financial Statements.
     The Company’s financial disclosures are set forth as described above in Item 10 of this Schedule TO.
Schedule 13E-3; Item 14. Person/Assets, Retained, Employed, Compensated or Used.
b)	The Stock Registrar of the Company will receive and inspect the letters of transmittal and other documents required to be submitted by eligible stockholders.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Peter Kiewit Sons’, Inc.

By:	/s/ Tobin A. Schropp

	Name:	Tobin A. Schropp
	Title:	Senior Vice President

Dated: November 29, 2007

Index of Exhibits

(a)(1)(A)	Offer to Exchange, filed with the SEC on September 21, 2007 as Annex D to the Company’s Preliminary Proxy Statement on Schedule 14A and incorporated herein by reference.*
(a)(1)(A)(i)	First Offer Supplement, filed concurrently with Amendment No. 2 with the SEC as Annex A to the Proxy Supplement and incorporated herein by reference.*
(a)(1)(A)(ii)	Second Offer Supplement, filed concurrently with this Amendment No. 5 with the SEC as Annex A to the Second Proxy Supplement and incorporated herein by reference.**
(a)(1)(B)	Forms of Cover Letters to Shareholders, filed with the SEC on October 11, 2007.*
(a)(1)(C)	Letter of Transmittal, filed with the SEC on October 11, 2007.*
(a)(1)(C)(i)	Letter of Transmittal, filed with the SEC on October 23, 2007.*
(a)(1)(D)	Preliminary Proxy Statement on Schedule 14A, filed with the SEC on September 21, 2007 and incorporated herein by reference.*
(a)(1)(E)
Peter Kiewit Sons’, Inc. Employee Ownership Plan, filed with the SEC on September 21, 2007 as Annex B to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.*

(a)(1)(E)(i)	Revised Plan, filed with the SEC concurrently as Annex B to the Second Proxy Statement and incorporated herein by reference.**
(a)(1)(F)	Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 15, 2007 and incorporated herein by reference.*
(a)(1)(G)	Definitive Proxy Statement on Schedule 14A, filed with the SEC concurrently with Amendment No. 1 on October 23, 2007 and incorporated herein by reference.*
(a)(1)(G)(i)	First Proxy Supplement, filed concurrently with Amendment No. 2 with the SEC on November 21, 2007 and incorporated herein by reference.*
(a)(1)(G)(ii)	Second Proxy Supplement, filed concurrent with this Amendment No. 5 with the SEC and incorporated herein by reference.**
(a)(1)(H)
Offer to Exchange, filed with the SEC concurrently with Amendment No. 1 on October 23, 2007 as Annex D to the Company’s Definitive Proxy Statement on Schedule 14A and incorporated herein by reference.*

(a)(2)(A)	Transcript of a Video Message by the Chairman of the Board of Directors of the Company addressed to the Stockholders on October 23, 2007.*
(a)(2)(B)
Text of an E-Mail Message Sent to Stockholders of the Company on October 23, 2007 Containing a Web Link to View On-Line the Video Message from the Chairman of the Board of Directors, as Transcribed in Exhibit (a)(2)(A).*

(a)(5)(A)	Director & Executive Officer Biographies, filed with the SEC on September 21, 2007 as Annex E to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.*
(a)(5)(B)
Letter from the Chairman of the Board of Directors of the Company to the Stockholders to be delivered to the Stockholders with the Proxy Supplement on or about November 21, 2007, filed with the SEC on November 14, 2007.*

(a)(5)(C)
Letter from the Chairman of the Board of Directors of the Company to the Stockholders to be delivered to the Stockholders with the Proxy Supplement on or about November 21, 2007, filed with the SEC on November 21, 2007.*

(a)(5)(D)	Press Release, filed with the SEC on Amendment No. 4 and dated November 28, 2007.*
(b)	Not applicable.
(d)(1)(A)	Form of Stock Repurchase Agreement for Employee Stockholders, incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 as filed with the SEC on August 4, 2003.*
(g)	Not applicable.
(h)(1)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, dated October 11, 2007.*
(h)(2)	Tax Opinion of Blake, Cassels & Graydon LLP, dated October 11, 2007.*

*	Filed previously.

**	Filed concurrently.